UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Doma Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

25703A 104

(CUSIP Number)

Foundation Capital

Attn: David Armstrong, General Counsel

550 High Street

3rd Floor

Palo Alto CA 94301

Tel: (650) 614-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Foundation Capital VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 33,533,929 shares (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 33,533,929 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,533,929 shares (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)         This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Consists of  shares 33,533,929 shares held by FC8. FCM8 serves as the sole general partner of FC8 and, as such, FCM8 possesses voting and dispositive power over the shares held by FC8, and may be deemed to have indirect beneficial ownership of the shares held by FC8.

(3)         This percentage is calculated based upon 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

1.	NAMES OF REPORTING PERSONS Foundation Capital VIII Principals Fund, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 722,769 shares (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 722,769 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,769 shares (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)         This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Consists of  shares 722,769 shares held by FC8P. FCM8 serves as the sole manager of FC8P and, as such, FCM8 possesses voting and dispositive power over the shares held by FC8P, and may be deemed to have indirect beneficial ownership of the shares held by FC8P.

(3)         This percentage is calculated based upon 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

1.	NAMES OF REPORTING PERSONS Foundation Capital Management Co. VIII, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 34,256,698 shares (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 34,256,698 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,256,698 shares (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)         This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Consists of (i) 33,533,929 shares held by FC8 and (ii) 722,769 shares held by FC8P. FCM8 serves as the sole general partner of FC8 and the sole manager of FC8P and, as such, FCM8 possesses voting and dispositive power over the shares held by FC8 and FC8P, and may be deemed to have indirect beneficial ownership of the shares held by FC8 and FC8P.

(3)         This percentage is calculated based upon 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

1.	NAMES OF REPORTING PERSONS Foundation Capital Leadership Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 10,520,957 shares (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 10,520,957 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,957 shares (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)         This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Consists of  shares 10,520,957 shares held by FCL2. FCMLF2 serves as the sole general partner of FCL2 and, as such, FCMLF2 possesses voting and dispositive power over the shares held by FCL2, and may be deemed to have indirect beneficial ownership of the shares held by FCL2.

(3)         This percentage is calculated based upon 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

1.	NAMES OF REPORTING PERSONS Foundation Capital Management Co. LF II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 10,520,957 shares (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 10,520,957 shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,957 shares (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)         This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)         Consists of 10,520,957 shares held by FCL2. FCMLF2 serves as the sole general partner of FCL2 and, as such, FCMLF2 possesses voting and dispositive power over the shares held by FCL2, and may be deemed to have indirect beneficial ownership of the shares held by FCL2.

(3)         This percentage is calculated based upon 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock of Doma Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 101 Mission Street, Suite 740, San Francisco, California 94105.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed by Foundation Capital VIII, L.P. (“FC8”), Foundation Capital VIII Principals Fund, L.L.C. (“FC8P”), Foundation Capital Management Co. VIII, L.L.C. (“FCM8”), Foundation Capital Leadership Fund II, L.P. (“FCL2”) and Foundation Capital Management Co. LF II, L.L.C. (“FCMLF2” and, together with FC8, FC8P, FCM8 and FCL2, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The address of the principal place of business of each of the Reporting Persons is 550 High Street, 3rd Floor, Palo Alto CA 94301.
(c)	The principal business of each of the Reporting Persons is a venture capital investment business.
(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Reporting Persons or the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of FC8 and FCL2 is a Delaware limited partnership; and each of FC8P, FCM8 and FCMLF2 is a Delaware limited liability company. The Listed Persons are citizens of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling FCM8 and FCMLF2 (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Common Stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Persons in connection with the completion of the business combination (the “Business Combination”) on July 28, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Merger, dated March 2, 2021, by and among Capitol Investment Corp. V, a Delaware corporation (“Capitol”), Capitol V Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Capitol (“Merger Sub”), and Doma Holdings, Inc., which was formally known as States Title Holding, Inc. (“Old Doma”) (as amended, the “Merger Agreement”). In connection with the closing of the Business Combination, the Issuer changed its name from Capitol Investment Corp. V to Doma Holdings, Inc.

In connection with the Business Combination, the holders of shares of capital stock of Old Doma and outstanding options or warrants to purchase shares of Old Doma capital stock have the contingent right to receive up to an additional 16,500,604 shares (the “Earnout Shares”) of the Issuer’s Common Stock in the aggregate, payable in two equal tranches if the closing price of the Common Stock exceeds $15.00 and $17.50 per share, respectively, for any 20 trading days within any consecutive 30-trading day period commencing on or after the Closing Date and ending no later than the five-year anniversary of the Closing Date (the Earnout Shares will also vest based on the price targets in connection with certain strategic transactions involving the Issuer). The Reporting Persons collectively have the contingent right to receive up to an aggregate of 2,238,882 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The funds used by FC8, FC8P and FCL2 (collectively the “Foundation Funds”) to acquire the securities of Old Doma were obtained from capital contributions by their respective partners and members.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

Charles Moldow is a member of the Board of Directors of the Issuer and is also a member of FCM8 and FCL2.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)   See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 44,777,655 shares of Common Stock.  The Reporting Persons’ aggregate beneficial ownership percentage is approximately 13.9% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 322,787,486 shares of Common Stock outstanding as of July 28, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on August 3, 2021.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(b)   See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)   Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

The Foundation Funds are parties to that certain Amended and Restated Registration Rights Agreement, dated as of July 28, 2021 and as it may be amended, restated or otherwise modified from time to time (the “RRA”), by and among the Issuer, the Foundation Funds and the other parties thereto. Pursuant to the RRA, the Issuer is required to register for resale the securities held by the Foundation Funds. In addition, pursuant to the RRA, the Foundation Funds will have certain demand and piggyback registration rights.

Lock-Up Agreement

Pursuant to a lock-up agreement (the “Lock-up Agreement”) entered into in connection with the Business Combination, without the prior written consent of the Board and subject to certain exceptions, the Foundation Funds may not transfer securities of the Issuer issued as consideration pursuant to the Merger Agreement until the date that is 180 days after the Closing Date.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

The foregoing description of the terms of the RRA and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the RRA and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1

Agreement and Plan of Merger, dated as of March 2, 2021, by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed March 3, 2021).

2

Amendment No. 1 to Agreement and Plan of Merger, dated as of March 18, 2021, made by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed March 18, 2021).

3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on March 3, 2021).

4

Amended and Restated Registration Rights Agreement, dated as of July 28, 2021, by and among Doma Holdings, Inc. and the securityholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 3, 2021).

5	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

FOUNDATION CAPITAL MANAGEMENT CO. VIII, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII, L.P.
By:	Foundation Capital Management Co. VIII, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VIII, L.L.C. its Manager

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL MANAGEMENT CO. LF II, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL LEADERSHIP FUND II, L.P.
By:	Foundation Capital Management Co. LF II, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

MANAGERS OF FCM8 AND FCMLF2

Ashu Garg

c/o Foundation Capital

550 High Street, 3rd Floor, Palo Alto CA 94301

Principal Occupation:  Venture Capital investment

Citizenship: United States of America

Paul R. Holland

c/o Foundation Capital

550 High Street, 3rd Floor, Palo Alto CA 94301

Principal Occupation:  Venture Capital investment

Citizenship: United States of America

Charles P. Moldow

550 High Street, 3rd Floor, Palo Alto CA 94301

Principal Occupation:  Venture Capital investment

Citizenship: United States of America

Steven P. Vassallo

c/o Foundation Capital

550 High Street, 3rd Floor, Palo Alto CA 94301

Principal Occupation:  Venture Capital investment

Citizenship: United States of America

EXHIBIT INDEX

Exhibit Number	Description
1

Agreement and Plan of Merger, dated as of March 2, 2021, by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed March 3, 2021).

2

Amendment No. 1 to Agreement and Plan of Merger, dated as of March 18, 2021, made by and among Capitol Investment Corp. V, Capitol V Merger Sub, Inc. and Doma Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed March 18, 2021).

3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on March 3, 2021).

4

Amended and Restated Registration Rights Agreement, dated as of July 28, 2021, by and among Doma Holdings, Inc. and the securityholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 3, 2021).

5	Agreement regarding joint filing of Schedule 13D.

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Doma Holdings, Inc. is filed on behalf of each of the undersigned.

Dated: August 9, 2021

FOUNDATION CAPITAL MANAGEMENT CO. VIII, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII, L.P.
By:	Foundation Capital Management Co. VIII, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL VIII PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. VIII, L.L.C. its Manager

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL MANAGEMENT CO. LF II, L.L.C.

By:	/s/ Charles Moldow
Manager

FOUNDATION CAPITAL LEADERSHIP FUND II, L.P.
By:	Foundation Capital Management Co. LF II, L.L.C. its General Partner

By:	/s/ Charles Moldow
Manager